Exhibit 3.2

CERTIFICATE OF ELIMINATION OF
SERIES B CONVERTIBLE PREFERRED STOCK
OF ALIMERA SCIENCES, INC.

(Pursuant to Section 151(g) of the General
Corporation Law of the State of Delaware)

Alimera Sciences, Inc., a corporation duly organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), certifies as follows:

FIRST:    That, pursuant to Section 151 of the General Corporation Law of the State of Delaware (the “DGCL”) and authority granted in the Amended and Restated Certificate of Incorporation of the Corporation, as theretofore amended, the Board of Directors of the Corporation, by resolution duly adopted, authorized the issuance of a series of 8,417 shares of Series B Convertible Preferred Stock, par value $0.01 per share (the “Series B Preferred Stock”), and established the voting powers, designations, preferences, and relative, participating, and other rights, and the qualifications, limitations, and restrictions thereof, and, on December 12, 2014, a Certificate of Designation with respect to such Series B Preferred Stock was filed in the Office of the Secretary of State of the State of Delaware (the “Certificate of Designation”).

SECOND:    That no shares of the Series B Preferred Stock are outstanding, and no shares thereof will be issued subject to the Certificate of Designation.

THIRD:    Pursuant to the provisions of Section 151(g) of the DGCL, the Board of Directors of the Corporation adopted the following resolutions:

RESOLVED, that none of the authorized shares of Series B Preferred Stock are outstanding and no shares of such series hereafter will be issued; and

RESOLVED FURTHER, that any officer of the Corporation is authorized and directed to execute a Certificate of Elimination as provided by Section 151(g) of the DGCL in accordance with Section 103 of the DGCL, substantially in the form attached hereto as Exhibit A, with such changes therein as the officer executing the same may approve and as are permitted by the DGCL to be made by such officer, such approval to be conclusively evidenced by such officer’s execution of such Certificate of Elimination, and to file the same forthwith in the Office of the Secretary of State of the State of Delaware, and when such Certificate of Elimination becomes effective, all references to the Series B Preferred Stock in the Amended and Restated Certificate of Incorporation of the Corporation, as heretofore amended, shall be eliminated and the shares that were designated to such series shall resume the status of authorized and unissued shares of Preferred Stock of the Corporation, without designation as to series.

FOURTH:    Pursuant to the provisions of Section 151(g) of the DGCL, all references to the Series B Preferred Stock in the Amended and Restated Certificate of Incorporation of the Corporation, as heretofore amended, hereby are eliminated, and the shares that were designated to such series hereby are returned to the status of authorized but unissued shares of the Preferred Stock of the Corporation, without designation as to series.

IN WITNESS WHEREOF, the Corporation has caused this certificate to be signed by its duly authorized officer this 4th day of September, 2018.

ALIMERA SCIENCES, INC.

By:	/s/ C. Daniel Myers
Name:	C. Daniel Myers
Title:	Chief Executive Officer

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